January 16, 2020

Thomas Oxenreiter
Chief Financial Officer
Geospatial Corp
229 Howes Run Road
Saver, PA 16055

       Re: Geospatial Corp
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed April 16, 2020
           File No. 000-55937

Dear Mr. Oxenreiter:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services